SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                  Tender Offer Statement under Section 14(d)(1)
                 or Section 13(e)(1) of the Securities Exchange
                                   Act of 1934

                                 AMENDMENT NO. 1

                        THE VERMONT TEDDY BEAR CO., INC.
                       (Name of Subject Company (Issuer))

                        THE VERMONT TEDDY BEAR CO., INC.
                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, $0.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    92427X09
                      (CUSIP Number of Class of Securities)

                               Elisabeth B. Robert
                      President and Chief Executive Officer
                        The Vermont Teddy Bear Co., Inc.
                         6655 Shelburne Road, PO Box 965
                            Shelburne, Vermont 05482
                                 (802) 985-3001

                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:

                                Spencer R. Knapp
                          Dinse, Knapp & McAndrew, P.C.
                               209 Battery Street
                                  P.O. Box 988
                            Burlington, VT 05402-0988
                               Tel. (802) 864-5751

                      CALCULATION OF FILING FEE*

Transaction valuation                               Amount of filing fee

$10,500,000                                                $2,100

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase 3,000,000 shares of its common stock, based on a price of $3.50 per share.

{ } Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $2,100      Form or Registration Number: Schedule TO-1
Filing Party:  The Vermont Teddy Bear Co., Inc.    Date Filed:  August 21, 2002

{ } Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

{ }      third-party tender offer subject to Rule 14d-1.

{x}      issuer tender offer subject to Rule 13e-4.

{ }      going-private transaction subject to Rule 13e-3.

{ }      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: { }

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2002 related to the issuer tender offer by The Vermont Teddy Bear Co., Inc., a New York corporation, to purchase up to 3,000,000 shares of its common stock, par value $0.05 per share, at a price of $3.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2002 and the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the tender offer.

         The information in the Offer to Purchase, as amended, and the related Letter of Transmittal is incorporated by reference in this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 1.  SUMMARY TERM SHEET

Item 1 of the Schedule TO, which incorporates by reference the information contained in the "SUMMARY" section of the Offer to Purchase, is hereby amended and supplemented by inserting the following language after the first sentence:

         The "SUMMARY" section of the Offer to Purchase is hereby amended and supplemented as follows:

         (1) The response to the question: "What is the class and amount of securities sought in the offer?" is amended by replacing the words "Incentive Stock Option Plan" in the sixth line with "stock option plans", deleting the last sentence of the paragraph, and adding the following at the end of the paragraph:

                  We are also permitting the holders of our Series C Convertible Preferred Stock to tender the common stock underlying their preferred shares on an "as converted" basis, and we are permitting the holders of stock options issued under our stock option plans to tender the stock underlying their options on an "as exercised" basis. We are permitting holders of all of our convertible securities to tender on an as-exercised or as-converted basis in order to simplify the tender process. Apart from the stock options and shares of our Series C Convertible Preferred Stock mentioned above, we have no other outstanding convertible securities, except two warrants issued to URSA (VT) QRS 12-30, Inc., which has informed us that it will not tender the shares underlying its two warrants.

         (2) The response to the question: "How much is the Company offering to pay for my securities and what is the form of payment?" is amended by inserting the following language after the first sentence of the first paragraph:

                  The offering price represents a premium over the closing price for our shares on the Nasdaq Small Cap Market on August 16, 2002, which was $2.30 per share, but we urge you to obtain current market quotations for our shares. You should also note that our shares have traded higher than the offering price during each of the last nine consecutive fiscal quarters. See "Section 6. Price Range of Shares" for further discussion of our share prices.

ITEM 2.  SUBJECT COMPANY INFORMATION

Item 2(c ) of the Schedule TO, which incorporates by reference the information contained in the "SUMMARY" section of the Offer to Purchase, is hereby amended and supplemented by inserting the following language at the end of the section:

         The "SUMMARY" section of the Offer to Purchase is hereby amended and supplemented as follows:

         (1) The response to the question: "What is the class and amount of securities sought in the offer?" is amended by replacing the words "Incentive Stock Option Plan" in the sixth line with "stock option plans", deleting the last sentence of the paragraph, and adding the following at the end of the paragraph:

                  We are also permitting the holders of our Series C Convertible Preferred Stock to tender the common stock underlying their preferred shares on an "as converted" basis, and we are permitting the holders of stock options issued under our stock option plans to tender the stock underlying their options on an "as exercised" basis. We are permitting holders of all of our convertible securities to tender on an as-exercised or as-converted basis in order to simplify the tender process. Apart from the stock options and shares of our Series C Convertible Preferred Stock mentioned above, we have no other outstanding convertible securities, except two warrants issued to URSA (VT) QRS 12-30, Inc., which has informed us that it will not tender the shares underlying its two warrants.

         (2) The response to the question: "How much is the Company offering to pay for my securities and what is the form of payment?" is amended by inserting the following language after the first sentence of the first paragraph:

                  The offering price represents a premium over the closing price for our shares on the Nasdaq Small Cap Market on August 16, 2002, which was $2.30 per share, but we urge you to obtain current market quotations for our shares. You should also note that our shares have traded higher than the offering price during each of the last nine consecutive fiscal quarters. See "Section 6. Price Range of Shares" for further discussion of our share prices.


ITEM 4. TERMS OF THE TRANSACTION

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in "Section 5. Conditions of the Offer" of the Offer to Purchase, is hereby amended and supplemented by adding the following language at the end of
Item 4(a):

         "Section 5. Conditions of the Offer" is hereby amended and supplemented as follows:

         (1) The introductory paragraph entitled "Change of Circumstances" on page 18 is amended and supplanted by replacing the words "after September 27, 2002 and at or before the time when we have accepted for payment all shares validly tendered, any of the following shall have occurred" with "before the expiration date".

         (2) Section 5(a) on page 18 is amended and supplanted by deleting the words "or materially impair the offer's contemplated benefits to us".

         (3) Section 5(b) on page 19 is amended and supplanted by replacing the words, starting in the fifth line, "in our sole judgment, would or might" with "in the exercise of our reasonable judgment, would".

         (4) Section 5(d)(ii) is deleted and accordingly, Sections 5(d)(iii), 5(d)(iv), 5(d)(v) and 5(d)(vi) are renumbered to be Sections 5(d)(ii), 5(d)(iii), 5(d)(iv) and 5(d)(v), respectively.

ITEM 10. FINANCIAL STATEMENTS

Item 10(a)(3)-(4) of the Schedule TO, which incorporates by reference the information contained in "Section 11. Selected Financial Information" of the Offer to Purchase, is hereby amended and supplemented by adding the following language at the end of Item 10(a)(3)-(4):

         "Section 11. Selected Financial Information" is hereby amended and supplemented as follows:

         (1) The first paragraph entitled "Financial Statement Information" is amended by inserting the following language after the fourth sentence in the third line:

                           Our Schedule TO incorporates by reference Item 7 of our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001 filed with the Securities and Exchange Commission as of September 28, 2001 and Part I of our Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2002, filed with the Securities and Exchange Commission as of May 15, 2002. Our public filings may be retrieved at the Internet web site maintained by the SEC at http://www.sec.gov.

         (2) The last sentence of the first paragraph entitled "Financial Statement Information" is amended by inserting the word "further" after the word "For" at the beginning of the sentence.

ITEM 12.  EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits:

      (a)(1)-H Form of Letter of Transmittal, for use by holders of options to purchase shares of the Company's common stock.

      (a)(1)-I Form of Letter to Holders of Options to Purchase Shares of the Company's Common Stock, dated August 23, 2002, from Elisabeth B. Robert, President and Chief Executive Officer of the Company.

      (a)(1)-J Form of Letter of Transmittal, for use by holders of Series C Preferred shares of the Company which are convertible to shares of the Company's common stock.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

August 30, 2002                    VERMONT TEDDY BEAR CO., INC.


                                   By: /s/ ELISABETH B. ROBERT
                                   --------------------------------------------
                                       Elisabeth B. Robert


                         INDEX TO EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION
-------------      ------------------
(a)(1)-A          Form of Offer to Purchase, dated August 21, 2002.*

(a)(1)-B Form of Letter of Transmittal, including the Guidelines for Certification of Taxpayer Identification Number on Form W-9.*

(a)(1)-C Form of Letter to Shareholders of the Company, dated August 21, 2002, from Elisabeth B. Robert, President and Chief Executive Officer of the Company.*

(a)(1)-D Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)-E Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.*

(a)(1)-F          Form of Notice of Guaranteed Delivery.*

(a)(1)-G          Press Release*

(a)(1)-H Form of Letter of Transmittal, for use by holders of options to purchase shares of the Company's common stock.

(a)(1)-I Form of Letter to Holders of Options to Purchase Shares of the Company's Common Stock, dated August 23, 2002, from Elisabeth
                  B. Robert, President and Chief Executive Officer of the
                  Company.

(a)(1)-J Form of Letter of Transmittal, for use by holders of Series C Preferred shares of the Company which are convertible to shares of the Company's common stock.

(b)-1             Commitment Letter from Banknorth, N.A. dated August 19, 2002.*

(c)-              None

(d)-1             First Amendment to Warrants (URSA)*

(e)-(h)           None or not applicable

* Previously filed